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ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8- 67427

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MAGV Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 River Street, 9th Floor
(No. and Street)

Hoboken	**NJ**	**07030**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael C. Seidler **(212) 724-0150**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Michael C. Seidler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MAGV Securities, Inc.**, as of **December 31**, **2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

FELIX MOISO
Notary Public - State of New York
NO. 01MO6133930
Qualified in Kings County
My Commission Expires Sep 19, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MAGV Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAGV Securities, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2005.

March 1, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

MAGV Securities, Inc.

Financial Statements and Schedules
As of December 31, 2018
with
Report of Registered Independent Public Accounting Firm

MAGV Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$ 201,967
Accounts Receivable	500,000
Prepaid Expenses	2,198
Total Assets	**704,165**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Commissions	249,619
Payroll Tax Liabilities	23,113
Total Liabilities	272,732

STOCKHOLDER'S EQUITY
Common stock, no par value, 200 shares authorized, 100 shares issues and outstanding

Additional Paid in Capital	1,513,853
Retained Earnings	(1,082,420)
Total Stockholder's Equity	431,433
Total Liabilities and Stockholder's Equity	**$ 704,165**

MAGV Securities, Inc.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUES – Transaction Success Fee	$2,844,881
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions and Compensation	1,642,391
Occupancy	12,000
Professional Services Fees	46,535
Technology and Communications	2,967
Regulatory Expenses	8,825
Other Operating Expenses	2,205
Total Expenses	**1,714,923**
PROFIT BEFORE TAX	1,129,958
State Income Taxes	8,145
NET INCOME	**$1,121,813**

MAGV Securities, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ **1,121,813**
Adjustments to reconcile net income to net cash Provided by operations:	
(Increase) in prepaid fees:	(920)
(Increase) in accounts receivable	(500,000)
Increase (decrease) in accounts payable	246,931
Increase (decrease) in other current liabilities	22,522
(Decrease) in due to related party	(77,468)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 812,878
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Contributions	700,000
Shareholder Distributions	(1,426,556)
NET CASH USED BY FINANCING ACTIVITIES	(726,556)
Net Increase in cash and cash equivalents	$86,322
CASH BALANCE:	
Beginning of Year	$115,645
End of Year	$201,967

MAGV Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2018

	Paid-in-Capital	Retained Earnings (Deficit)	Total
Balance, Dec 31, 2017	813,853	(777,677)	(36,176)
Stockholder Contributions	700,000		700,000
2018 Net Income		1,121,813	1,121,813
Stockholder Distributions		(1,426,556)	(1,426,556)
Balance, **Dec 31, 2018**	1,513,853	(1,082,420)	431,433

MAGV Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: MAGV Securities, Inc. (the "Company") was organized in January 2006 and became a broker-dealer in March 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In August 2015, the Company changed its name from "USCVG, Inc.", to "MAGV Securities, Inc.", and its headquarters is now in New Jersey.

Cash: The Company maintains its bank account in a high credit quality bank. Balances at times may exceed federally insured limits.

Income Taxes: The Company has elected S Corporation status. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

New Pronouncements:

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease

terms than more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE B - REVENUE RECOGNITION

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include,

a. Investment Brokerage (including income earned on riskless principal transactions)
b. Interest and dividend income
c. Principal transactions (trading gains and losses)
d. Investment banking M&A and advisory fees
e. Mutual fund and 12b-1 fees
f. Floor brokerage and exchange fees

Revenue from Contracts with Customers:

The Company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy GAAP and may not be comparable to current year presentation.

Investment Banking, Merger and Acquisition (M&A) Services

These services include agreements to provide advisory services to clients for which the Company charges the client fees. The Company advises clients on mergers and acquisitions (buy-side and sell-side M&A) and capital investment transactions.

The agreements often contain nonrefundable retainer fees and success fees, which may be fixed or represent a percentage of value that the client receives if and when the transaction is completed ("success fees"). The retainer fees or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company evaluates its nonrefundable retainer payments to ensure its fee relates the transfer of a service, as a distinct performance obligation, in exchange for the retainer. If a promised service is not distinct the Company combines that service with other promised services until it identifies a bundle of services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

NOTE C - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 150-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $165,401, which was $147,219 in excess of its required net capital of $18,182 and its ratio of aggregate indebtedness to net capital was 1.65 to 1.0.

NOTE D - RELATED PARTIES

The Company operated from office premises provided by a related party allocated at a cost of $12,000 for the year to the Company.

Financial position and results of operations may have differed from the amounts in the accompanying financial statements had this allocation not been with a related party.

NOTE E - CONCENTRATIONS

Approximately 93% of the revenue was generated from transactions for five clients.

NOTE F – CONTINGENCIES

The Company is subject to customer claims and litigation in the normal course of business. The Company has no arbitrations or litigations in progress at December 31, 2018.

SUPPLEMENTAL INFORMATION

SCHEDULE I
MAGV SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 150-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2018

NET CAPITAL:

Total Stockholder's Equity	$431,433
Less Non-allowable Assets	
Prepaid Expenses	2,198
Accounts Receivable (net of $236,166 commissions due)	263,834
Net Capital Before Haircuts	$165,401
Less Haircuts	0
Net Capital	**$165,401**
Minimum Net Capital Required	5,000
Aggregate Indebtedness	$272,731
Net Capital Required based on (6 2/3%) Aggregate Indebtedness	**$18,182**
Excess Net Capital	$147,219
Percentage of Aggregate Indebtedness to Net Capital	165%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF AMENDED FORM *X-17A-5* AS OF DECEMBER 31, 2018.

There is no significant difference between net capital as reported in Part IIA of Form *X-17a-5* and net capital as computed above.

MAGV Securities, Inc.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule *15c3-3* under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MAGV Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) MAGV Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MAGV Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) MAGV Securities, Inc. stated that MAGV Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MAGV Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAGV Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 1, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

MAGV Securities, Inc.
Michael C. Seidler
CEO, CCO & FINOP
221 River Street, 9th Floor
Hoboken, NJ 07030

January 31, 2019

BROKER DEALER'S ANNUAL EXEMPTION REPORT

MAGV Securities, Inc. claims an exemption from provisions of Rule 15c3-3 under Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

MAGV Securities, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.

Michael Seidler

Michael Seidler
January 31, 2019